EXHIBIT 12

HSBC FINANCE CORPORATION

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars are in millions)
Loss from continuing operations	$(2,310)	$(2,544)	$(5,917)	$(4,010)	$(6,841)
Income tax benefit	1,424	1,359	2,867	1,349	1,757

Loss from continuing operations before income tax benefit	(3,734)	(3,903)	(8,784)	(5,359)	(8,598)

Fixed charges:
Interest expense	2,348	2,911	3,613	5,685	7,129
Interest portion of rentals(1)	9	7	34	37	59

Total fixed charges	2,357	2,918	3,647	5,722	7,188

Total earnings from continuing operations as defined	$(1,377)	$(985)	$(5,137)	$363	$(1,410)

Ratio of earnings to fixed charges	(.58)	(.34)	(1.41)	.06	(.20)
Preferred stock dividends(2)	$194	$57	$57	$57	$58
Ratio of earnings to combined fixed charges and preferred stock dividends	(.54)	(.33)	(1.39)	.06	(.19)

(1)	Represents one-third of rentals, which approximates the portion representing interest.
(2)	Preferred stock dividends are grossed up to their pretax equivalents.